SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period September 15, 2007 to October 12, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]
The exhibit to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-3 (File No. 333-143810) and Form F-10 (File No. 333-137221).

DOCUMENTS FURNISHED HEREUNDER:
1.	Pengrowth Energy Trust Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles for the period ended June 30, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 12, 2007	By:	/s/ Douglas C. Bowles
		Name:	Douglas C. Bowles
		Title:	Vice President and Controller

Pengrowth Energy Trust
Reconciliation of Financial Statements to
United States Generally Accepted Accounting Principles
As at and for the six months ended June 30, 2007 and June 30, 2006 and as at and for the year ended December 31, 2006 (unaudited)

The interim consolidated reconciliation of the financial statements to United States generally accepted accounting principles (U.S. GAAP) as at and for the six months ended June 30, 2007, has been prepared following the same accounting policies and methods of computation as the reconciliation of the consolidated financial statements for the year ended December 31, 2006 to U.S. GAAP. The disclosures provided below are incremental to those included with the annual consolidated reconciliation of the financial statements to U.S. GAAP. The interim consolidated reconciliation of financial statements to U.S. GAAP should be read in conjunction with the consolidated reconciliation of financial statements to U.S. GAAP for the year ended December 31, 2006.

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to U.S. GAAP, as they apply to Pengrowth, are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At June 30, 2007, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs. At December 31, 2006, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $114.2 million.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. Pengrowth had write-downs of capitalized costs in 2006, 1998 and 1997 of $114.2 million, $328.6 million and $49.8 million, respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the depletion charge for the six months ended June 30, 2007 by $17.9 million (six months ended June 30, 2006 — $11.3 million, year ended December 31, 2006 — $24.0 million).

(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Statement of Financial Accounting Standards (SFAS) 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources. Under Canadian GAAP, comprehensive income is reported for periods beginning on or after January 1, 2007.

(d)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk. Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As at June 30, 2007 and December 31, 2006, there were no financial crude oil and natural gas contracts outstanding for which hedge accounting was applied. The accounting treatment under

Canadian GAAP for financial commodity contracts entered into after May 1, 2006 and where hedge accounting is no longer applied by Pengrowth is consistent with the accounting standards for these contracts under U.S. GAAP.

Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swap as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship of $2.4 million will be amortized to income over the remaining life of the foreign exchange swap of approximately 9 years. The accounting treatment for this foreign exchange swap subsequent to January 1, 2007 under U.S. GAAP is consistent with the accounting treatment under Canadian GAAP.

(e)	Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to the deficit. The amount charged to the deficit representing the change in redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of “trust unitholders’ capital” would not be permitted and trust unitholders’ capital would be reclassified to mezzanine equity, a liability.

The trust units are redeemable at the option of the holder at a redemption price equal to the lesser of 95% of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month is limited to a maximum of $25,000. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which are held by the Trust at the time the trust units are to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units have not been classified as redeemable equity for the purposes of U.S. GAAP.

(f)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense (reduction) taxed at the federal level for the six months ended June 30, 2007 is ($169.5 million) (six months ended June 30, 2006 — ($15.8 million), year ended December 31, 2006 — ($9.4 million)). The portion of income tax expense (reduction) taxed at the provincial level for the six months ended June 30, 2007 is ($106.9 million) (six months ended June 30, 2006 — ($2.5 million), year ended December 31, 2006 — ($4.9 million)).

As a result of the recent changes to income trust tax legislation modifying the taxation of certain flow-through entities including mutual fund trusts and their unitholders, Pengrowth has recognized future income taxes on temporary differences in the Trust during the period. Previously, future income taxes were recorded only on temporary differences in the corporate subsidiaries of the Trust. An additional $138.5 million future income tax reduction was recorded under U.S. GAAP in the six months ended June 30, 2007 resulting from the tax basis of the assets in the Trust further exceeding their book basis under U. S. GAAP due to write downs of petroleum and natural gas properties and differences in the amount of depletion recorded under U.S. GAAP. The changes in the tax legislation apply a tax at the trust level on distributions of certain income at a rate of tax comparable to the combined federal and provincial corporate tax rate. The distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. It is expected that Pengrowth will not be subject to the recent tax changes until January 1, 2011.

(g)	Under Canadian GAAP, the Trust’s convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete or amortize that balance to the principal due on maturity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

(h)	In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 is an interpretation of FASB Statement No 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 was effective as of the beginning of Pengrowth’s 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening deficit in the year of adoption. Adoption of FIN 48 on January 1, 2007 did not have a material effect on Pengrowth’s financial statements. Interest and penalties related to uncertain tax positions which is included in income tax expense, was not material for the six months ended June 30, 2007. Tax years 2004 through 2006 are subject to examination by the federal and provincial taxation authorities. The 2004 tax examination is currently in process.

(i)	On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips (the “CP properties”), which hold Canadian oil and natural gas properties and undeveloped land. The purchase of the CP properties increased Pengrowth’s production, reserves and future development opportunities.

(j)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and to expand disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.

In February 2007, the FASB issued SFAS No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for years beginning on or after November 15, 2007 and must be implemented at the beginning of the fiscal year beginning after November 15, 2007 and interim periods within that fiscal period. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 159.

Consolidated Statements of Income
     The application of U.S. GAAP would have the following effect on net income as reported:
     Stated in thousands of Canadian Dollars, except per trust unit amounts (unaudited)

	Six months	Six Months	Year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2007	2006	2006

Net income for the period, as reported	$201,825	$176,451	$262,303

Adjustments:
Depletion and depreciation (a)	17,901	11,330	23,997
Ceiling test write-down(a)	—	—	(114,212)
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges	—	(1,024)	255
Unrealized loss on foreign exchange contract	—	—	—
Reclassification of hedging losses on foreign exchange swap from other comprehensive income	—	2,502	13,631
Deferred foreign exchange loss (d)	(242)	(2,581)	(13,631)
Non-cash interest on convertible debentures (g)	(48)	—	(29)
Amortization of deferred hedging losses	—	110	—
Amortization of discontinued hedge (d)	136	—	—
Future income tax reduction (f)	138,478	—	—

Net income — U.S. GAAP	$358,050	$186,788	$172,314

Other comprehensive income (c):
Unrealized loss on securities available for sale	—	(2,703)	—
Unrealized gain on foreign exchange swap	—	2,502	16,077
Unrealized hedging gain (loss)	—	6,297	18,153
Reclassification to net income	—	(2,502)	(13,631)
Amortization of deferred hedge (d)	(136)	—	—

Comprehensive income — U.S. GAAP	$357,914	$190,382	$192,913

Net income — U.S. GAAP
Basic	$1.46	$1.16	$0.98
Diluted	$1.46	$1.16	$0.98

Consolidated Balance Sheets
     The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:
     Stated in thousands of Canadian Dollars

	As	Increase
June 30, 2007 (unaudited)	Reported	(Decrease)	U.S. GAAP

Assets:
Capital assets (a)	$4,633,861	$(264,533)	$4,369,328

		$(264,533)

Liabilities
Convertible debentures (g)	$75,079	$237	$75,316
Future income taxes (f)	500,515	(138,478)	362,037

Unitholders’ equity (e):
Accumulated other comprehensive income (c)(d)	$—	$2,310	$2,310
Trust Unitholders’ Equity (a)(e)	2,913,152	(128,602)	2,784,550

		(264,533)

	As	Increase
December 31, 2006 (unaudited)	Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized foreign exchange gain	$—	$1,559	$1,559
Other assets	29,097	(1,317)	27,780
Capital assets (a)	3,741,602	(282,434)	3,459,168

		$(282,192)

Liabilities
Convertible debentures (g)	$75,127	$189	$75,316

Unitholders’ equity (e):
Accumulated other comprehensive income (c)	$—	$2,446	$2,446
Trust Unitholders’ Equity (a)(e)	3,049,677	(284,827)	2,764,850

		$282,192

Additional disclosures required under U.S. GAAP
     The components of accounts receivable are as follows:

	As at June 30,	As at December 31,
	2007	2006

Trade	$141,822	$125,522
Prepaids	23,223	23,972
Other	4,049	2,225

	$169,094	$151,719

     The components of accounts payable and accrued liabilities are as follows:

	As at June 30,	As at December 31,
	2007	2006

Accounts payable	$72,702	$73,631
Accrued liabilities	107,678	127,425

	$180,380	$201,056